Exhibit 99.4

Website : www.mca.gov.in
GRAMS: COMPANY REG.
GOVERNMENT OF INDIA
MINISTRY OF CORPORATE AFFAIRS
OFFICE OF THE REGISTRAR OF COMPANIES, ANDHRA PRADESH
2ND FLOOR, KENDRIYA SADAN, SULTAN BAZAR, HYDERABAD-500 195.

REF.No. RAP/STA-II/C-7564/2008/2116	Dated : 09-01-2009
To
M/s. Satyam Computer Services Limited,
Mayfair centre, 1st Floor,
1-8-303/36, S.P. Road,
Secunderabad-500003.
Kind Attention: Mr. G. Jayaraman, Company Secretary
Sir,
Sub:-	Forwarding a copy of CLB Principal Bench, New Delhi, Order dated 09-01-2009 in C.P. No.001 of 2009 — Regarding.
*********
     I am directed to forward herewith a copy of order of Hon’ble Company Law Board, Principal Bench, New Delhi, dated 09-01-2009 in C.P. No. 001 of 2009 for your information and necessary compliance.
     Kindly acknowledge the receipt of this letter immediately.

Yours faithfully,

(HENRY RICHARD)
Registrar of Companies,
Andhra Pradesh Hyderabad
Encl: As stated above.

BEFORE THE COMPANY LAW BOARD
PRINCIPAL BENCH
NEW DELHI
(Dated: 9th January 2009)
CP No. 001 of 2009
Present: Shri S. Balasubramanian, Chairman
In the matter of Companies Act, 1956—Sections 388B/397/398/408
AND
In the matter of Union of India
versus
Satyam Computer Services Limited & others.
Petitioner:
Union of India, New Delhi
Respondents:
1.	M/s Satyam Computer Services Ltd.

2.	Shri Ramalinga Raju — Chairman

3.	Shri B. Rama Raju — MD

4.	Shri Rammohan Rao Mynampati — WTD

5.	Shri Mangalam Srinivasan

6.	Shri Krishna G.Palepu

7.	Shri Vinod K. Dham

8.	Shri M.Rammohan Rao

9.	Shri V.S.Raju

10.	Shri T.R.Prasad

11.	M/s Price Waterhouse, CAs, Auditors of the company

12.	Shri G.Jayaraman, Company Secretary
Present on behalf of parties:
1.	Shri Sanjay Shorey, Deputy Director(Inspection) ... for UOI

2.	Shri Vinod Sharma, Deputy Director(Inspection) ... for UOI
ORDER
1.	The Union of India, has filed this instant petition on an urgent basis invoking the provisions of Sections 388B, 397,398,401-408 of the Companies Act, and seeking for various interim reliefs ex-parte inter-alia for restraining the all the directors of M/s Satyam Computer Services Limited ( the company) from acting as directors, and for authorizing the Central Government to appoint 10 of its nominees to function as directors of the company. This Board has the power under Section 388C read with Section 388B and also under Section 403 read with Sections 397/398 to regulate the affairs of a company during the pendency of a proceedings under these Sections. To examine whether, the petitioner has made out a case for grant of interim reliefs as sought for, that too, ex parte, it is essential to narrate the facts alleged in the petition.
2.	The facts alleged are: Satyam Computer Services Limited is a listed company having about 3 lakh shareholders. The company was promoted by the 2nd respondent Shri Ramalinga Raju. It has over 53000 employees and it is the 4th largest IT company in India having clients in over 60 other countries. It has received a number of awards for best corporate governance. But the reputation and credibility of the company suffered drastically in the recent past when the Board of directors of the company approved a proposal to acquire stakes in two companies controlled and managed by the near relations of Shri Ramalinga Raju at huge cost with the view to benefit those companies. Its share price crashed and four of the independent directors who were parties to the above proposal tendered their resignation from the Board. By a written communication dated 7th January 2009 addressed to the Board of Directors, — SEBI and the Stock Exchanges, Shri Raju has admitted that the financial statements of the company include non-existent cash and bank balances, reflect amounts as accrued interest which are fictitious, understate the company’s liabilities while overstating its revenues and profit margins. The impact of the manipulation of the accounts runs into hundreds of crores of rupees. In the same communication, he has also stated that he had resigned as the Chairman of the company. The admissions of Shri Raju, straight a way impacted the stock market by which on a single day share price crashed from Rs 188 to Rs 38.40. The company has a very huge international presence through a large number of international subsidiaries and they service many important clients across the globe. The admission of fraudulent manipulation of the financial affairs has created an adverse impression in the minds of trade, business and industry across the world. This has also resulted in serious damage to the reputation of Indian Corporate sector and the regulatory mechanism in the eyes of the world. Therefore, the Central government has formed the opinion that the interests of the company will not be safe in the hands of the present board of directors and as such they should be restrained from discharging any function as directors and that the Central Government should be authorized to appoint 10 directors.

3.	I have considered the material place in the petition and also heard the submissions of Shri Sanjay Shorey. From the material placed before me, I am prima facie convinced that the petitioner has sufficient grounds to invoke the provisions of sections 388B/397/398 and 408 of the Act. The promoter group headed by Shri Ramalinga Raju presently holds less than 4% shares in the company while various financial institutions hold about 60% shares. As on 26.8.2008, the Board comprised of 9 directors of which 4 resigned after the decision to invest in the related companies came to the public knowledge and the Chairman has resigned on 7th January 2009. Presently, the Board comprises of only 4 directors who were also parties to the impugned decision to invest substantial funds in the companies related to Shri Raju, the decision of which

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was the starting point of the downward trend in the fortunes of the company. The written admission of Shri Raju, who is the Chairman of the company establishes beyond any shadow of doubt that there have been financial impropriety and jugglery of financial statements, with the view to mislead the stakeholders, employees and the public in general. It appears that a serious fraud has been perpetrated on the society as a whole. The manner in which the affairs of the company have been conducted has shaken the confidence of the public in the company as is evident from the fall in the share price of the company on 7.1.2009 from Rs 188 to 38.40. As indicated above, the company is the fourth largest IT company in India. It has clients in over 60 countries and also has over 53000 employees and has nearly 3 lac shareholders. Their interests along with the interests of the company have to be protected. The reputation of the company is at the lowest ebb and continuation of such a state would affect the confidence in the concept of corporate governance practiced in India. The public interest at large is also at stake. The need of the hour is to is to create confidence in the minds of all those connected with the company in any capacity and also to assure that regulatory/judicial mechanism in India is alive and active to take immediate and positive steps in case of needs. The present state of affairs of the company is such, that there could not be a better case, wherein, this Board, in exercise of its powers under Sections 388C/403 of the Act, is obligated under the law to regulate the affairs of the company on an urgent basis. Therefore, I am fully convinced that in the interests of the members, employees, customers of the company and also in the larger public interest, the interim reliefs sought should be granted ex-parte.

4.	Accordingly, I direct/order as follows:
i.	The present board of directors stands suspended with immediate effect. None of the present directors shall represent himself to be a director of the company and shall also not exercise any powers as a director.

ii.	On the authority of this order, in the name and on behalf of this Board, the Central Government shall immediately constitute a fresh Board of the company with not more than 10 persons of eminence as directors. The Central Government may also designate one of them as the Chairman of the Board. This Board shall be entitled to exercise and discharge all powers vested in the Board by the Articles and the Act. The said constitution shall be not withstanding anything contrary contained in the Articles, the Act, Listing Agreement or any other law/regulations relating to the constitution of the board of a listed company. The said Board will continue till further orders.

iii.	The newly constituted Board shall meet within seven days of its constitution and take necessary immediate action to put the company back on the road.

iv.	It shall submit periodical reports to the Central Government, with a copy to this Board on the state of affairs to the company.

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v.	The petitioner is permitted to file additional affidavits that may become necessary after further investigations/enquiries into the affairs of the company.

vi.	The petitioner will serve a copy of the petition along with a copy of this order on all the respondents immediately, who shall file their replies to the petition by 20.2.2009.

vii.	Liberty is granted to apply.

(S.Balasubramanian)